

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2009

Mr. Ross Tannenbaum
Chief Executive Officer
Dreams, Inc.
2 South University Drive
Suite 325
Plantation, FL 33324

      Re: Dreams, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed April 15, 2008
             Form 10-Q for Quarter Ended March 31, 2009
             Filed May 14, 2009
             File No. 1-33405

Dear Mr. Tannenbaum:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                       Sincerely,

                       Jennifer Thompson
                       Accounting Branch Chief